545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 F: 972-444-4949 WWW.FELCOR.COM NYSE: FCH

JONATHAN H. YELLEN

EXECUTIVE VICE PRESIDENT,

GENERAL COUNSEL AND SECRETARY

December 20, 2006

U.S. Securities & Exchange Commission	Via EDGAR & Facsimile (202) 772-9209

100 F Street, N.E.

Washington, D.C. 20549

Attention: Elaine Wolff

Re:	FelCor Lodging Trust Incorporated

Request for Acceleration of Effectiveness of

Registration Statement on Form S-3 (File No. 333-138102)

Dear Ms. Wolff:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, FelCor Lodging Trust Incorporated (the “Company”) hereby requests that the above-captioned Registration Statement be declared effective at 4:00 p.m. (Washington, D.C. time) on Wednesday, December 27, 2006, or as soon thereafter as practicable.

In connection with the foregoing request, the Company acknowledges that:

1.         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.         the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to our legal counsel, Mr. Robert W. Dockery of Jenkens & Gilchrist, via telephone at (214) 855-4163, confirmation of the exact time at which the Registration Statement was declared effective. Thank you for your assistance in this matter.

Very truly yours,

/s/ Jonathan H. Yellen
Jonathan H. Yellen

cc:	Robert W. Dockery, Esq.
Jenkens & Gilchrist, P.C.
Lester Johnson
Jeffrey Symes